FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 001- 16583

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Acuity Specialty Products 401(k) Plan

Acuity Brands, Inc. 401(k) Plan

Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees

Enforcer Products 401(k) Plan

Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees

Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Acuity Brands, Inc.

1170 Peachtree Street, NE

Suite 2400

Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as part of this report:

1.	Financial Statements

Plan financial statements prepared in accordance with the financial reporting requirements of ERISA including the following:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005

Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006

Notes to Financial Statements

Supplemental Schedule

2.	Exhibits

The following exhibit is filed with this report:

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2007	By:	Acuity Brands, Inc.
Plan Administrator

	By:	/s/ Vernon J. Nagel
	Name:	Vernon J. Nagel
	Title:	Chairman, President and Chief Executive Officer

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

At December 31, 2006 and 2005 and

for the year ended December 31, 2006

Acuity Brands, Inc.

Selected 401(k) and Retirement Plans

Audited Financial Statements and Supplemental Schedule

At December 31, 2006 and 2005 and for the year ended December 31, 2006

Report of Independent Registered Public Accounting Firm

Plan Administrator

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Acuity Specialty Products 401(k) Plan, Acuity Brands, Inc. 401(k) Plan, Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees, Enforcer Products 401(k) Plan, Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees, Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2006 and 2005, and the changes in the net assets available for benefits of the Plans for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As noted in Note 2, the Plans adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plans’ management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, Georgia

June 15, 2007

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits

December 31, 2006

Plan No.	Plan Name	Employer Contributions Receivable	Participant Contributions Receivable	Plan Interest in Acuity DC Trust at Fair Value	Participant Loans	Excess Contributions Payable	Net Assets at Fair Value	Valuation Adjustment*	Net Assets Available for Benefits	Plan Interest Percentage in Acuity DC Trust
007	Acuity Specialty Products 401(k) Plan	$—	$1,484	$181,938,854	$3,588,868	$(92,027)	$185,437,179	$453,149	$185,890,328	45.6%
033	Acuity Brands, Inc. 401(k) Plan	216,641	490,050	186,211,548	2,573,682	(141,706)	189,350,215	374,409	189,724,624	46.6%
067	Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	566	4,096	2,325,371	69,804	—	2,399,837	6,093	2,405,930	0.6%
069	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	5,109	5,267	10,288,440	418,024	—	10,716,840	31,381	10,748,221	2.6%
070	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	10,339	12,969	18,503,759	793,556	—	19,320,623	101,734	19,422,357	4.6%

	Total	$232,655	$513,866	$399,267,972	$7,443,934	$(233,733)	$407,224,694	$966,766	$408,191,460	100.0%

See accompanying notes.

*	Represents adjustment from fair value to contract value for interest in the Acuity DC Trust relative to fully benefit responsive investment contracts.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits

December 31, 2005

Plan No.	Plan Name	Employer Contributions Receivable	Participant Contributions Receivable	Plan Interest in Acuity DC Trust at Fair Value	Participant Loans	Net Assets at Fair Value	Valuation Adjustment*	Net Assets Available for Benefits	Plan Interest Percentage in Acuity DC Trust
007	Acuity Specialty Products 401(k) Plan	$189,495	$28,158	$164,184,433	$3,662,008	$168,064,094	$164,069	$168,228,163	45.0%

033	Acuity Brands, Inc. 401(k) Plan	217,951	463,588	168,503,515	2,461,488	171,646,542	139,928	171,786,470	46.1%
067	Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	1,130	7,918	1,992,755	58,010	2,059,813	2,008	2,061,821	0.6%
068	Enforcer Products 401(k) Plan	394	939	4,924,289	69,924	4,995,546	2,489	4,998,035	1.3%
069	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	10,416	10,236	8,854,936	496,865	9,372,453	12,465	9,384,918	2.4%
070	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	19,050	23,818	16,760,787	933,867	17,737,522	38,214	17,775,736	4.6%

	Total	$438,436	$534,657	$365,220,715	$7,682,162	$373,875,970	$359,173	$374,235,143	100.0%

See accompanying notes.

*	Represents adjustment from fair value to contract value for interest in the Acuity DC Trust relative to fully benefit responsive investment contracts.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Plan No.	Plan Name	Net Assets Available for Benefits at December 31, 2005	Employer Contributions	Participant Contributions	Benefit Payments	Net Investment Gain from Acuity DC Trust	Plan Transfers, net	Net Assets Available for Benefits at December 31, 2006
007	Acuity Specialty Products 401(k) Plan	$168,228,163	$2,014,295	$6,464,710	$(18,900,504)	$22,890,991	$5,192,673	$185,890,328

033	Acuity Brands, Inc. 401(k) Plan	171,786,470	3,492,374	9,491,153	(16,678,415)	21,528,995	104,047	189,724,624
067	Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	2,061,821	40,275	341,916	(307,798)	294,497	(24,781)	2,405,930
068	Enforcer Products 401(k) Plan	4,998,035	46,898	133,771	(259,314)	273,283	(5,192,673)	—
069	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	9,384,918	291,750	333,900	(305,717)	1,055,366	(11,996)	10,748,221
070	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	17,775,736	528,828	689,123	(933,978)	1,429,918	(67,270)	19,422,357

	Total	$374,235,143	$6,414,420	$17,454,573	$(37,385,726)	$47,473,050	$—	$408,191,460

See accompanying notes.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements

December 31, 2006

1. Description of the Plans

General

The financial position of selected Acuity Brands, Inc. (the “Company”, the “Employer” or “Acuity”) 401(k) and Retirement Plans (the “Plans”) is included in the accompanying financial statements. The assets of the Plans are included in the Acuity Brands, Inc. Defined Contribution Plans Master Trust (the “Acuity DC Trust”). The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Employer matching amounts are allocated in accordance with the participant’s current investment elections for elective deferrals at the time the match is funded.

Effective June 1, 2006, the Enforcer Products 401(k) Plan was merged into the Acuity Specialty Products 401(k) Plan. Employees of Enforcer Products became eligible at that date to participate in the Acuity Specialty Products 401(k) Plan in accordance with its terms.

Refer to the respective summary plan description or plan agreement for additional information about the Plans’ eligibility, funding, allocation, vesting, and benefit provisions.

Eligibility and Forfeitures

Each of the Plans is a defined contribution plan. The Plans cover substantially all domestic salaried, commissioned, union and non-union hourly employees of the Company. Employees of certain unions who have elected not to participate in such Plans and foreign employees of the Company are not eligible to participate.

Employees have immediate eligibility upon attaining the age requirement, with the exception of the Acuity Specialty Products 401(k) Plan, which has a 30 day minimum employment period. The Plans further provide that forfeitures of Employer contributions may be used to pay plan administrative expenses or employer contributions.

In the event of the cessation of operation of a plant, or the discontinuance of a segment of the Company’s business, plan participants shall automatically become fully vested in Employer contributions upon termination.

Loans

Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the excess of the participant’s highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Only one outstanding general-purpose loan and one residence loan, a loan issued for the purchase of a primary residence, are permitted during a calendar year. The Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees and the Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement are the only Plans which allow for residential loans.

Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General-purpose loans must be repaid within five years, residential loans must be repaid within ten years.

Loan repayments may be suspended, at the discretion of the Company, for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the initial loan repayment period.

In response to the devastation caused by Hurricane Katrina, the Company made special loan and repayment arrangements through the plan trustee, Merrill Lynch National Trust Company, in order to accommodate plan participants living in areas affected by Hurricane Katrina during August 2005.

Administration

Administration of the Plans is the responsibility of the Company’s investment committee, which is designated by the Chairman, President, and Chief Executive Officer of Acuity. All administrative expenses of the Plans were paid by either the Company or plan forfeitures during the year ended December 31, 2006.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

Plan Termination

Although the Company intends for the Plans to be permanent, the Plans provide the Company the right to discontinue contributions or to terminate the Plans at any time.

In the event of a plan termination, each respective participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments or forfeitures.

Investment in Parties-In-Interest Common Stock

As of December 31, 2006 and 2005, the percentage of the Acuity DC Trust’s net assets invested in the common stock of Acuity was 5.4% and 3.9%, respectively.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

Funding Policy

The basis for determining participant (pre-tax) and Employer contributions is as follows:

Plan Name	Participant Contributions	Employer Contributions
Acuity Specialty Products 401(k) Plan	1% to 25% of compensation

50% of participant contributions up to 6% of compensation. Deferrals in excess of 6% of the participant’s annual compensation shall not be eligible for matching contributions.

Effective June 1, 2006, the Enforcer Products 401(k) Plan was merged into the Acuity Specialty Products 401(k) Plan.

Effective June 1, 2006, automatic enrollment was implemented for all new hires at 3% deferral.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

Funding Policy (continued)

Plan Name	Participant Contributions	Employer Contributions
Acuity Brands, Inc. 401(k) Plan	1% to 25% of compensation

Matching contribution of 60% of the first 6% of participant deferrals to the plan.

Supplemental contributions for employees who on December 31, 2002 were active participants in the Acuity Brands, Inc. Pension Plan, which was frozen on that date. The supplemental contribution is made at the end of each plan year to eligible participants who are non-highly compensated employees and who are employed on the last day of the plan year.

Effective June 1, 2006, automatic enrollment was implemented for all new hires at 3% deferral.

Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	1% to 25% of compensation

Plan provides that the matching contribution for hourly employees of Hydrel and Lithonia will be equal to 25% of the first 15% of an employee’s deferrals.

Effective January 1, 2005, Teamsters Local Union 673 – Midwest Regional Warehouse was added to this plan. Employees at this location received an employer contribution equal to $.07 for each hour for which they were paid during 2006, regardless of whether they made employee deferrals to the plan. The employer contribution will increase to $.08 in 2007, and $.09 in 2008.

During 2005 and 2006, employees of American Electric, Major, and Emergency lighting were terminated from the plan due to cessation of plant operations. According to the plan, any unvested portion of matching contributions became fully vested on the effective date of the plant closing.

Employees at all other locations participating in the plan do not receive an employer contribution.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

Funding Policy (continued)

Plan Name	Participant Contributions	Employer Contributions
Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	1% to 25% of compensation

Employees of Holophane at Pataskala and Utica, Ohio hired on or after December 1, 2001 – 50% of participant contribution up to 6% of compensation.

Employees of Metal Optics – 50% of participant contribution up to 6% of compensation.

All other employees of Holophane – 33% of participant contribution up to 6% of compensation, plus a discretionary basic contribution of 5% of annual compensation.

Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	1% to 25% of compensation

IBEW Local 1853 – Effective April 1, 2003 the basic additional contribution was increased to 5% of annual compensation. Employees hired prior to December 16, 2001 will receive match of 30% of 5%, plus basic 5% of compensation. Employees hired on or after December 16, 2001 will receive a matching contribution of 50% of the first 6% of employee deferrals.

AFGWU Local Nos. 4, 105 and 525 – For employees hired prior to August 5, 2002, 25% of the first 6% of compensation. Additional basic contribution of 5% of annual compensation. Employees hired on or after August 5, 2002 will receive a matching contribution of 50% of the first 6% of employee deferrals.

UAW Local 1876 – 25% of the first 6% of compensation. Additional basic contribution of 4.5% of annual compensation. Effective March 10, 2002, the plant that employed the UAW Local 1876 members was closed and all employees were either terminated or transferred to another facility. The plan was amended effective March 10, 2002 to fully vest the accounts of all active UAW Local 1876 participants.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accounts of the Plans are maintained by the trustee, Merrill Lynch National Trust Company, on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting.

Investments

The investments in the Acuity DC Trust (the “Trust”) are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these guidelines. Investments of the Trust, including guaranteed investment contracts (“GICs”), are stated at fair value, as determined by the trustee from quoted market prices in an active market or as determined by the Investment Manager using generally accepted valuation procedures for GICs. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

The Acuity DC Trust holds investments in synthetic guaranteed investment contracts (“synthetic GICs” or “wrap contracts”) as part of the Stable Value Fund. The synthetic GICs each hold a diversified portfolio of primarily corporate and government bonds, or units of collective trust funds holding corporate and government bonds. Bonds or units of collective trust funds are held in the name of the Trust. The synthetic GICs or wrap contracts have features that provide for variable interest crediting rates which are credited to the contract value of the contracts’ underlying holdings. As required by FSP AAG INV-1 and SOP 94-4-1, the investments in synthetic GICs are presented at fair value on the Statements of Net Assets Available for Benefits in the column Plan Interest in Acuity DC Trust. An adjustment column has also been included in the Statements of Net Assets Available for Benefits so that ending Net Assets Available for Benefits are recorded at contract value.

Contract value represents contributions made under the contract, plus earnings, less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a monthly basis depending on the performance of the bonds being managed. The minimum crediting rate is 0%.

Certain events limit the ability of the plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the plan documents that materially and adversely affect the risk borne by the contract issuer, unless otherwise approved by the issuer, (2) bankruptcy of the plan sponsor or other plan sponsor events which cause a significant withdrawal from the plan or (3) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Acuity does not believe that the occurrence of any event limiting the plan’s ability to transact at contract value with members is probable.

The synthetic GIC issuers can only terminate the contract under very limited circumstances, such as Acuity or the investment fund managers breaching any of their material obligations under the agreement, or upon completion of specified periods of time following notice periods. Acuity does not believe it is likely that the synthetic GICs will be terminated.

The average yield of the synthetic GICs based on actual earnings was approximately 5.11% and 4.77% at December 31, 2006 and 2005, respectively. The average yield of the synthetic GICs based on interest rate credited to members was approximately 1.15% and 1.13% at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, the fair values of the underlying assets of the synthetic GICs were $94,597,152 and $92,415,906, respectively, and the values of the book valuation adjustments included in the Trust were $966,766 and $359,173.

	12/31/06	12/31/05
Ratio of Year-End Market Value Yield to Investments (at fair value)	5.108%	4.811%

Ratio of Year-End Crediting Rate to Investments (at fair value)	5.166%	4.788%

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be significant.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

3. Acuity DC Trust

The Acuity DC Trust is a collective investment of the assets of participating employee benefit plans of the Company. Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and distributed among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Trust.

The fair value or contract value, which approximates fair value, of net assets of the Acuity DC Trust is presented below as of December 31, 2006 and 2005.

	2006	2005
Investments:
Mutual funds	$213,093,382	$192,421,352
Common/collective trusts	67,380,214	64,183,334
Common stock	21,978,053	14,609,524
Cash equivalents	2,514,832	1,488,444
U.S. Government securities	1,942,611	2,165,962
103-12 investment entities	92,572,365	90,199,767
Synthetic guaranteed investment contract wrappers	—	—

Total Investments	399,481,457	365,068,383

Accrued investment income	10,903	5,184
Adjustments for pending trades	(187,621)	182,940

Total Assets	399,304,739	365,256,507
Accrued expenses and other	(36,767)	(35,792)

Net Assets	399,267,972	365,220,715
Valuation adjustment	966,766	359,173
Net Assets Available for Benefits	$400,234,738	$365,579,888

The fair values of individual investments that represent 5% or more of the plan’s net assets available for benefits are as follows:

	2006	2005
T. Rowe Price Mid Cap Growth Fund 5N	$22,427,916	$24,558,137
American Century Equity Income Fund BK	33,712,213	26,307,200
Acuity Brands Stock A Fund NW	22,421,024	—
Primco Stable Value	97,340,119	94,151,889
Dow Jones 60% Global Fund Q2	34,549,878	33,843,112
Templeton Foreign Inst Fund TA	22,439,207	—
Vanguard S&P 500 Index Fund V7	54,361,811	51,982,758

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

3. Acuity DC Trust (continued)

The following investments are the components of the synthetic GICs:

DC Plans Master Trust Stable Value Fund

Contract Issuer	Security	Fair Value	Valuation Adjustment	Contract Value
103-12 Investment Entities:
ING Life & Annuity	IGT INVESCO Short Term Bond	$13,472,828	$128,819	$13,601,647
IXIS Financial	IGT INVESCO AAA ABS	22,012,495	44,711	22,057,206
Monumental	IGT MxMgr Core	14,752,814	125,414	14,878,228
Rabobank Nederland	IGT MxMGR Int G/C	16,677,887	278,600	16,956,487
State Street Bank	IGT INVESCO Short Term Bond	8,287,733	98,634	8,386,367
UBS AG	IGT MxMGR Int G/C	17,368,608	260,023	17,628,631

Subtotal		92,572,365	936,201	93,508,566

Government Securities:
State Street Bank	US Treasury Note	1,942,611	30,565	1,973,176

Cash
State Street Bank	Cash	1,998,667	—	1,998,667
State Street Bank	Cash	82,176	—	82,176

Subtotal		2,080,843	—	2,080,843

Total		$96,595,819	$966,766	$97,562,585

Investment results of the Acuity DC Trust for the year ended December 31, 2006 are as follows:

Interest income	$4,939,549
Net appreciation in fair value of common stock	9,277,070
Net realized gain from common/collective trust funds	6,772,015
Net realized gain from mutual funds	26,484,416

Investment Results	$47,473,050

4. Income Tax Status

The Plans have received determination letters from the Internal Revenue Service stating that the Plans are qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related Trust is exempt from taxation. Subsequent to these determinations by the Internal Revenue Service, the Plans were amended and/or restated. Once qualified, the Plans are required to operate in conformity with the Code to maintain their qualification. The plan administrator believes the plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the plan, as amended and/or restated, is qualified and the related Trust is tax exempt.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

5. Benefits Payable

The following Plans had benefit payments that were approved for payment prior to December 31, but were not paid until subsequent to December 31:

Plan No.	Plan Name	2006	2005
007	Acuity Specialty Products 401(k) Plan	$799,440	$—
033	Acuity Brands, Inc. 401(k) Plan	57,823	—
067	Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	184	—
069	Holophane Division of Acuity Brands Lighting Group 401(k) Plan for Hourly Employees	20,210	—

	Total	$877,657	$—

This represents a reconciling item between the financial statements and Form 5500. An additional reconciling item is related to the difference between the carrying value of synthetic GICs in the financial statement (contract value) and Form 5500 (fair value) in the amount of $966,766. The Form 5500 has not yet been finalized. As such, the differences may vary. However, these variances are not expected to be material.

6. Excess Contributions Payable

Subsequent to December 31, 2006, certain 2006 participant contributions were deemed to be excess contributions under the Code. Such contributions were refunded to plan participants March 15, 2007. A liability for excess contributions of $233,733 was recorded in the respective financial statements as of and for the year ended December 31, 2006.

7. Risks and Uncertainties

The plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Acuity Brands, Inc.

Selected 401(k) and Retirement Plans

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2006

Plan Name	Plan No.	EIN #	Identity of Issue *	Description of Investment Varying Maturity Dates and Interest Rates Ranging from:	Current Value
Acuity Specialty Products 401(k) Plan	007	58-2632672	Participant Loans	5.00% to 10.50%	$3,588,868
Acuity Brands, Inc. 401(k) Plan	033	58-2632672	Participant Loans	5.00% to 11.75%	2,573,682
Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	067	58-2632672	Participant Loans	5.00% to 9.25%	69,804
Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	069	58-2632672	Participant Loans	5.00% to 9.50%	418,024
Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	070	58-2632672	Participant Loans	5.00% to 9.50%	793,556

Total					$7,443,934

*	Represents a party in interest

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.